UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FOOT LOCKER, INC.
(Name of Issuer)

Common stock
(Title of Class of Securities)

344849104
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 344849104

(1)	Names of Reporting Persons Vesa Equity Investment S.à r.l.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 12,930,344
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 12,930,344

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,930,344
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 12.4%*
(12)	Type of Reporting Person (See Instructions) CO

*	This percentage is calculated based on 104,211,557 shares of common stock of the Issuer outstanding as of December 4, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on December 9, 2020.

CUSIP No.: 344849104

(1)	Names of Reporting Persons EP Investment S.à r.l.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 12,930,344*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 12,930,344*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,930,344*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 12.4%**
(12)	Type of Reporting Person (See Instructions) CO

*	Consists of 12,930,344 shares of common stock of the Issuer held of record by Vesa Equity Investment S.à r.l. See Item 4 of the Schedule 13G for information on the reporting person’s indirect beneficial ownership of the common stock.

**	This percentage is calculated based on 104,211,557 shares of common stock of the Issuer outstanding as of December 4, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on December 9, 2020.

CUSIP No.: 344849104

(1)	Names of Reporting Persons Daniel Křetínský
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Czech Republic

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 12,930,344*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 12,930,344*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,930,344*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 12.4%**
(12)	Type of Reporting Person (See Instructions) IN

*	Consists of 12,930,344 shares of common stock of the Issuer held of record by Vesa Equity Investment S.à r.l. See Item 4 of the Schedule 13G for information on the reporting person’s indirect beneficial ownership of the common stock.

**	This percentage is calculated based on 104,211,557 shares of common stock of the Issuer outstanding as of December 4, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on December 9, 2020.

Item 1(a).	Name of Issuer. FOOT LOCKER, INC. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices. 330 West 34th Street, New York, New York 10001.

Item 2(a).

Name of Person Filing.
This Schedule 13G is being filed jointly by (i) Vesa Equity Investment S.à r.l., a company organized and existing under the laws of Luxembourg (“Vesa Equity”), (ii) EP Investment S.à r.l., a company organized and existing under the laws of Luxembourg (“EP Investment”), and (iii) Daniel Křetínský (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons have signed a joint filing agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 99.1 hereto.

Item 2(b).

Address of Principal Business Office or, if none, Residence.
The address of the principal office of each of Vesa Equity and EP Investment is 39 Avenue John F. Kennedy, L-1855, Luxembourg, Luxembourg.

The address of the principal office of Daniel Křetínský is Parizska 26, 110 00 Prague, Czech Republic.

Item 2(c).	Citizenship. Daniel Křetínský is a Czech citizen. Vesa Equity Investment S.à r.l. is organized under the laws of the Luxembourg. EP Investment S.à r.l. is organized under the laws of Luxembourg.

Item 2(d).	Title of Class of Securities. Common stock.

Item 2(e).	CUSIP No. The CUSIP number of the Issuer is 344849104.

Item 3.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________.

Item 4.	Ownership.

Each Reporting Person:

(a)	Amount beneficially owned: 12,930,344

(b)	Percent of class: 12.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,930,344

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,930,344

This Schedule 13G is being filed jointly by Vesa Equity Investment S.à r.l., EP Investment S.à r.l., and Daniel Křetínský. The Reporting Persons have signed a joint filing agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 99.1 hereto.

Vesa Equity Investment S.a r.l is the record holder of the reported shares of common stock. The principal shareholder of Vesa Equity is EP Investment S.a r.l., the ultimate beneficial owner of which is Daniel Kretinsky. Each of Mr. Kretinsky and EP Investment S.a.r.l. may be deemed to share voting and dispositive power over, and thus to be an indirect beneficial owner of, the shares owned by Vesa Equity Invesmtent S.a.r.l.

All share percentage calculations in this Schedule 13G are based on information set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on December 9, 2020, according to which there were 104,211,557 shares of common stock outstanding as of December 4, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

VESA EQUITY INVESTMENT S.À R.L.

/s/ Marek Spurny
By:	Marek Spurny
Title:	Authorized Signatory

/s/ Pascal Leclerc
By:	Pascal Leclerc
Title:	Authorized Signatory

EP INVESTMENT S.À R.L.

/s/ Marek Spurny
By:	Marek Spurny
Title:	Authorized Signatory

/s/ Pascal Leclerc
By:	Pascal Leclerc
Title:	Authorized Signatory

DANIEL KŘETÍNSKÝ

/s/ Daniel Kretinsky
By:	Daniel Kretinsky

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of November 25, 2020, by and among the Reporting Persons (previously filed with Amendment No. 1 to the Schedule 13G filed on November 25, 2020).
99.2	Power of Attorney of Vesa Equity Investment S.à r.l., dated May 18, 2020 (previously filed at Exhibit 99.1 to the Schedule 13G filed on May 18, 2020).
99.3	Power of Attorney of EP Investment S.à r.l., dated May 18, 2020 (previously filed at Exhibit 99.2 to the Schedule 13G filed on May 18, 2020).